Exhibit 99.1

AMAYA PROVIDES UPDATE TO QUEBEC SECURITIES INVESTIGATION

MONTREAL, March 23, 2016 – Amaya Inc. (NASDAQ: AYA; TSX: AYA) today provided an update regarding the previously reported investigation by the Autorité des marchés financiers (AMF), the securities regulatory authority in the Province of Quebec. The AMF has charged Amaya’s Chairman and Chief Executive Officer, David Baazov, for aiding with trades while in possession of privileged information, influencing or attempting to influence the market price of Amaya securities, and communicating privileged information, but has made no allegation of wrongdoing by Amaya or any of its subsidiaries or other directors or officers.

The charges relating to communicating privileged information involve allegations relating to a former financial advisor to Amaya, and the charges relating to influencing or attempting to influence the market price of Amaya securities involve allegations relating to that same advisor and an employee. Mr. Baazov denies the allegations against him, and Amaya believes they are without merit and expects Mr. Baazov will be fully exonerated.

Amaya does not anticipate the charges will have any impact on the management or day-to-day affairs of the operating business. Operations continue as usual and there will be no change to the PokerStars or Full Tilt product offerings, either in customer experience, player fund security or game integrity. Amaya will continue to communicate with its regulators and does not currently anticipate any material negative impact on its current or potential licenses, approvals or partnerships as a result of the allegations against Mr. Baazov.

“David Baazov has the full support of the independent members of the board,” said Dave Gadhia, Amaya’s Lead Director and independent board member, and the former Executive Vice Chairman and CEO of Gateway Casinos & Entertainment Inc. “As previously noted, Amaya conducted an extensive internal review, supervised by its independent board members with the assistance of external legal counsel from Osler, Hoskin & Harcourt LLP in Canada and Greenberg Traurig LLP in the U.S., which thoroughly reviewed the relevant internal activities surrounding the Oldford Group acquisition. This review found no evidence of any violations of Canadian securities laws or regulations. The independent members of the board received and reviewed the information and concluded that no action should be taken. We have not been provided with any new information upon which the AMF’s allegations of infractions are based.”

Amaya continues to cooperate with the AMF and has done so since the AMF first began its investigation in 2014, which is consistent with company practice. Amaya previously provided the AMF with a large amount of publicly accessible information relating to the time period leading up to the transaction, specifically the period the AMF is investigating. A summary of such information will be available on Amaya’s website at www.amaya.com.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, BetStars, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 100 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Provinces of Quebec and Ontario in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations and projections related to legal proceedings. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, future plans and strategies, projections, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although Amaya and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Such risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2015 and “Risk Factors and Uncertainties” and “Limitations of Key Metrics and Other Data” in its Management’s Discussion and Analysis for the periods ended December 31, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Contact

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, press@amaya.com.